EXHIBIT 99.2

***Text Omitted and Filed Separately
with the Securities and Exchange Commission.
Confidential Treatment Requested
Under 17 C.F.R. Sections 200.80(b)(4) and Rule 24b-2

RESTATED AMENDMENT

TO DEVELOPMENT AND OPTION AGREEMENT

THIS RESTATED AMENDMENT TO DEVELOPMENT AND OPTION AGREEMENT (this “Amendment”), dated as of September 28, 2018 (the “Amendment Restatement Date”), is made by and between CureVac AG, a German stock corporation with offices at Paul-Ehrlich-Strasse 15, 72076 Tubingen, Germany (“CureVac”), and Arcturus Therapeutics Inc., a Delaware corporation with offices at 10628 Science Center Drive #200, San Diego, CA 92121, USA (“Arcturus”). Each of CureVac and Arcturus may be referred to herein as a “Party” or together as the “Parties”.

WHEREAS, the Parties are parties to that certain Development and Option Agreement, dated as of January 1, 2018 (the “Development and Option Agreement”);

WHEREAS, an amendment to the Development and Option Agreement was executed by the Parties on May 8, 2018 (“Original Amendment”); and

WHEREAS, CureVac and Arcturus desire to amend and restate the Original Amendment in its entirety, effective as of the Amendment Restatement Date.

NOW, THEREFORE, in consideration of the foregoing and the promises and mutual agreements contained in this Amendment, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound, the Parties agree as follows:

SECTION 1.  Amendment and Restatement of Original Amendment.

The Original Amendment is hereby amended and restated in its entirety as of the Amendment Restatement Date, and all provisions of, and rights granted and covenants made in the Original Amendment, if and to the extent not restated herein, are hereby waived, released and superseded in their entirety and shall have no further force or effect.

SECTION 2.  Irrevocable Offer.

(a)The heading of Article 5 of the Development and Option Agreement is hereby amended and restated in its entirety as follows: “Irrevocable Offer to Licenses” and the Table of Contents is updated accordingly.  The heading of Section 5.1 of the Development and Option Agreement is amended and restated in its entirety as follows: “Irrevocable Offer.”

(b)Section 5.1(a) of the Development and Option Agreement is hereby amended and restated in its entirety as follows:

“(a)Arcturus hereby makes a final, binding irrevocable offer (the “Irrevocable Offer”) to CureVac to enter into, on the terms of, and subject to the conditions set forth in, the Exclusive License Agreement or, if the Reserved Target is only available on a non-exclusive basis, the Non-

Exclusive License Agreement, on a Reserved Target-by-Target basis, a maximum of ten (10) licenses under the Arcturus LMD Technology with respect to the development, manufacture and commercialization of Licensed Products containing mRNA Constructs intended to express such Reserved Target in the form of the License Agreement. Upon the execution of this Amendment, the Irrevocable Offer shall remain valid and legally binding on Arcturus and in effect, and the Irrevocable Offer from Arcturus shall be irrevocable and open for acceptance from CureVac for the period commencing on the Effective Date and ending on the expiration of the Term (the “Offer Period”).”

(c)Section 5.1(b) of the Development and Option Agreement is hereby amended and restated in its entirety as follows:

“(b)If, prior to the expiration of the Offer Period, CureVac delivers written notice to Arcturus of its intention to enter into a license for a Reserved Target, which such notice shall set forth the particular Reserved Target which is intended to be expressed by the Licensed Products (each such notice, an “Acceptance Notice”), then upon delivery thereof, for the Reserved Target set forth in such Acceptance Notice, the licenses and all other rights under the applicable License Agreement shall immediately be in effect without the requirement of either Party to execute any further documentation and there shall exist a legal, valid and binding obligation of Arcturus, enforceable against Arcturus in accordance with the terms of the Exclusive License Agreement or, if the Reserved Target set forth in such Acceptance Notice is only available on a non-exclusive basis, the Non-Exclusive License Agreement.  A separate Acceptance Notice and Acceptance Fee will be required for each License Agreement with respect to which CureVac accepts the Irrevocable Offer pursuant to this Section 5.1, and CureVac will pay to Arcturus the Acceptance Fee for each such License Agreement as set forth in Section 5.3.  In the event that CureVac terminations a license(s) during the Term, the Target(s) subject to the license(s) will be removed from the Reserved Target List and the number of License Agreements for which the Irrevocable Offer exists shall be reduced by one (1) (i.e. the delivery of an Acceptance Notice reduces the total number of License Agreements for which CureVac may accept the Irrevocable Offer  by one regardless of whether CureVac elects to continue such License Agreement in effect).”

(d)Section 5.1(c) of the Development and Option Agreement is hereby amended and restated in its entirety as follows:

“(c)In the event that CureVac terminates a License Agreement during the Term, the Targets subject to such license(s) will no longer be available as a Target pursuant to this Agreement.”

(e)Section 5.2 of the Development and Option Agreement is hereby amended and restated in its entirety as follows:

“5.2CureVac's Acceptance of Irrevocable Offer.  As soon as practicable following CureVac's delivery of each Acceptance Notice to Arcturus, CureVac and Arcturus will prepare the appendices to the corresponding License Agreement.  The License Agreement shall nevertheless enter into force (including payment obligations of CureVac in accordance with the terms of the License Agreement) upon delivery of the Acceptance Notice by CureVac.”

(f)Section 5.3 of the Development and Option Agreement is hereby amended and restated in its entirety as follows:

“5.3Acceptance Fee.  If CureVac delivers an Acceptance Notice for a Rare Disease Target pursuant to Section 5.1, CureVac shall pay an Acceptance Fee of […***…] and if CureVac delivers an Acceptance Notice for a Non-Rare Disease Target pursuant to Section 5.1, CureVac shall pay an Acceptance Fee of […***…], hereinafter both the “Acceptance Fee”.  On the […***…] day that it delivers an Acceptance Notice, CureVac shall pay the applicable Acceptance Fee by wire transfer in immediately available funds to the bank account of Arcturus set forth on Schedule 3 (or such other bank account notified in writing to CureVac prior to such date).”

(g)Section 5.4 of the Development and Option Agreement is hereby amended and restated in its entirety as follows:

“5.4Co-Development Agreement.  For clarification, the selection of any program under the Co-Development Agreement shall not constitute the delivery of an Acceptance Notice in accordance with this Section 5, and, accordingly, no Acceptance Fee will be payable and any paid Acceptance Fee shall be credited against any other payments by CureVac applied first to any outstanding payment obligations to Arcturus, and to the extent any remaining amounts remain creditable, then to the next due future payment obligations.”

(g)Definitions.  Each of the following Sections of the Development and Option Agreement are hereby amended and restated in their entirety as “Intentionally Omitted.” : Section 1.35, Section 1.62, Section 1.64, Section 1.65, Section 1.66 and Section 1.67   The following Sections are inserted immediately following Section 1.94 of the Development and Option Agreement:

“1.95“Irrevocable Offer” has the meaning set forth in Section 5.1(a).

1.96“Acceptance Notice” has the meaning set forth in Section 5.1(b).

1.97“Acceptance Fee” has the meaning set forth in Section 5.3.”

(h)Additional Modifications.

(i) In Section 3.1(f) of the Development and Option Agreement, the occurrence of “exercise of an Option and entry into a License Agreement” in the first sentence is hereby replaced with “delivery of an Acceptance Notice and the entering into force of a License Agreement”.

(ii) In Section 3.3(c) of the Development and Option Agreement, the occurrence of “whether to exercise an Option” in the third sentence is hereby replaced with “whether to delivery an Acceptance Notice”.

(iii) In Section 4.2(c)(iii) of the Development and Option Agreement, the occurrence of “option” in the second sentence is hereby replaced with “right”.

(iv) In Section 4.2(d)(ii) of the Development and Option Agreement, the occurrence of “shall be reduced by each exercise of an Option” in the first sentence is hereby replaced with “shall be reduced by each delivery of an Acceptance Notice” and the occurrence of “applying from and after the date of exercise of an Option.” in the first sentence is hereby replaced with “applying from and after the date of an Acceptance Notice.”.

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(v) In Section 6.4(c)(ii) of the Development and Option Agreement, the occurrence of “an Option Notice” in the first sentence is hereby replaced with “an Acceptance Notice”.

(vi) In Section 6.4(c)(iii) of the Development and Option Agreement, the occurrence of “to the Options” in the first sentence is hereby replaced with “pursuant to the Irrevocable Offer”.

(vii) In Section 9.2(a)(iv) of the Development and Option Agreement, the occurrence of “the Option Exercise Fee” is hereby replaced with “the Acceptance Fee”.

(viii) In Section 9.2(a) of the Development and Option Agreement, in the sentence immediately following subsection (iv), the occurrence of “or the Options” is hereby replaced with “or the Irrevocable Offers”.

SECTION 3.  License Agreements.

(a)“Non-Exclusive License Agreement” means the terms of the Non-Exclusive License Agreement agreed by the Parties, incorporated by reference into the Development and Option Agreement and set forth on Schedule 1-A to this Amendment.

(b)“Exclusive License Agreement” means the terms of the License Agreement agreed by the Parties, incorporated by reference into the Development and Option Agreement and set forth on Schedule 1-B to this Amendment.

SECTION 4.  Termination of Security Interest.  CureVac acknowledges and agrees that the security interests in, and Liens (as defined in the Original Amendment) on, the Collateral (as defined in the Original Amendment) in favor of CureVac are released and terminated. CureVac shall promptly prepare and file a UCC termination statement in order to evidence the termination of the Liens and security interests granted pursuant to the Original Amendment.

SECTION 5.  Additional Expenses.  In consideration for the rights granted pursuant to Section 2 of this Amendment, CureVac agrees to perform the Work under the Work Plan as part of which CureVac will fund […***…] scientists per year at Arcturus for a period of […***…] months at the FTE Costs.

SECTION 6.  Targets. In consideration for the termination of the security interests granted to CureVac in the Original Amendment, Arcturus agrees that CureVac will have

(a)the right to select up to […***…] Targets at any one time to be placed on the Reserved Target List as exclusive Reserved Targets according to Section 4.2(d)(ii) the Development and Option Agreement and

(b)a total of […***…] options, on a Reserved Target-by-Reserved Target basis, to enter into a maximum of […***…] licenses under the Arcturus LMD Technology with respect to the development, manufacture and commercialization of Licensed Products containing mRNA Constructs in accordance with Section 5.1 of the Development and Option Agreement.

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SECTION 7.  Representations and Warranties.  Each Party represents and warrants to the other as of the Amendment Restatement Date that (a) it is a corporation duly organized, validly existing, and in good standing under the Laws of the jurisdiction in which it is incorporated, (b) it has the legal right and power to enter into this Amendment, to extend the rights and licenses granted or to be granted to the other in the Development and Option Agreement, and to fully perform its obligations hereunder, (c) it has taken all necessary corporate action on its part required to authorize the execution and delivery of this Amendment and the performance of its obligations under the Development and Option Agreement (d) this Amendment has been duly executed and delivered on behalf of such Party, and constitutes a legal, valid, and binding obligation of such Party that is enforceable against it in accordance with its terms, and (e) the execution, delivery and performance by a Party of this Amendment and the consummation of the transactions contemplated hereby will not result in any violation of, conflict with, result in a breach of or constitute a default under any understanding, contract or agreement to which such Party is a party or by which it is bound.

SECTION 8.  Ratification of Agreement.  Except as expressly provided in this Amendment, all of the terms, covenants, and other provisions of the Development and Option Agreement are hereby ratified and confirmed and shall continue to be in full force and effect in accordance with their respective terms.  From and after the date hereof, all references to the Development and Option Agreement shall refer to the Development and Option Agreement as amended by this Amendment.  Capitalized terms used but not defined in this Amendment shall have the meanings assigned to them in the Development and Option Agreement.

SECTION 9.  Governing Law.  This Amendment shall be governed by and construed in accordance with the Laws of the State of New York, USA, without respect to its conflict of Laws rules.  In the event of a dispute arising out of or relating to this Amendment, the provisions of Section 10.1 of the Development and Option Agreement shall govern the resolution of such dispute.

SECTION 10.  Counterparts.  This Amendment may be executed and in one or more counterparts, each of which will be deemed an original, and all of which together will be deemed to be one and the same instrument. Facsimile or PDF execution and delivery of this Amendment by either Party will constitute a legal, valid and binding execution and delivery of this Amendment by such Party.

[signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed by their respective duly authorized officers as of the date hereof.

CUREVAC AG

By:	/s/ Daniel L. Menichella
	Name:	Daniel L. Menichella
	Title:	Chief Executive Officer

ARCTURUS THERAPEUTICS INC.

By:	/s/ Joseph E. Payne
	Name:	Joseph E. Payne
	Title:	Chief Executive Officer

Schedule 1-A

Non-Exclusive License Agreement

See Exhibit 4.12 to Form 20-F filed on May 14, 2018 and amended on July 10, 2018.

Schedule 1-B

Exclusive License Agreement

See Exhibit 4.12 to Form 20-F filed on May 14, 2018 and amended on July 10, 2018.

Schedule 3

[…***…]

*** Confidential Treatment Requested.